Exhibit 99.1

Amendment to Explanatory Materials

Accompanying the Notice of Annual General Meeting

Please note that the explanatory materials accompanying the Notice of Annual General Meeting of VimpelCom Ltd scheduled for 28 July 2014 contain the following typographical error:

On page 5 of the explanatory materials, under the heading “Proposals 1-10 Election of the Supervisory Board” sub-heading “Shareholder Approval Required”, it should read

“Each shareholder should multiply the number of voting shares that it holds by 9 (the number of directors to be elected to the supervisory board from the 10 nominated candidates)…”

not “multiply the number of voting shares that it holds by 10…”.

The Notice of Annual General Meeting remains otherwise unaffected. A revised form of proxy correcting this typographical error is attached.

Yours faithfully,

Secretary

VimpelCom Ltd.